[AGRIUM LOGO]


                                                                EXHIBIT 99.1










                               THIRD QUARTER 2009




                                  NEWS RELEASE

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

November 4, 2009

Agrium Reports Third Quarter Results

CALGARY, ALBERTA--(Marketwire - Nov. 4, 2009) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today net earnings of $26-million ($0.16 diluted earnings per share) for the third quarter of 2009, compared with the net earnings of $367-million in the third quarter of 2008 ($2.31 diluted earnings per share).

The 2009 third quarter results included gains of $5-million ($0.02 diluted earnings per share) on derivative financial instruments and a $25-million expense ($0.11 decrease in diluted earnings per share) in stock-based compensation. It also included an inventory write-down of $9-million (a $0.04 decrease in diluted earnings per share) primarily associated with our Wholesale purchase for resale business. Excluding these items, our net earnings would have been $46-million ($0.29 diluted earnings per share) for the third quarter of 2009.

"The third quarter of 2009 held a number of challenges for the entire agriculture and fertilizer sector. Corn prices were depressed through much of the summer period, due partly to excellent growing conditions across North America, which contributed to lower sales and application of crop protection products at the retail level. Uncertainty over global potash pricing continued to result in cautious buying patterns from all customers, although our sales volumes this quarter were more than four times higher than the previous quarter. As of mid-October, harvest progress for corn and soybean crops was 50 percent behind normal, one of the slowest harvests on record, which could significantly limit the crop nutrient application window. Despite these short term challenges, Agrium sees a significant recovery in demand across virtually all crop inputs starting early 2010, particularly for the retail and potash businesses.(1) Corn prices have recovered from summer lows and are back to well above historic levels and the growth for food products is set to remain strong. Through all three of our operational business units - Retail, Wholesale, and Advanced Technologies - Agrium is well positioned to benefit from a recovery in the agriculture and crop input market," said Mike Wilson, Agrium President and CEO.

Agrium is providing guidance for the second half of 2009 of $0.30 to $0.60 diluted earnings per share or $0.14 to $0.44 diluted earnings per share, excluding estimated hedging gains or losses and stock-based compensation expense, for the fourth quarter. The guidance is wider than normal given the latest harvest on record in the U.S. this year and the final result will be highly dependent on weather. Our guidance incorporates the impact from the late harvest to date, but any further significant deviation from normal weather patterns could cause our results to be outside the guidance range.(1)

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 third quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

KEY RESULTS AND DEVELOPMENTS

Cash provided by operating activities was $229-million in the third quarter of 2009 compared to $300-million in the prior year. When compared to the end of the third quarter of 2008, net debt to net debt plus equity dropped 10 percent to 26 percent at the end of the third quarter 2009.

Retail earnings this quarter were impacted by lower fungicide application and continued low crop nutrient margins due to continued pressure on crop nutrient prices. We expect crop nutrient margins to show a significant increase in the fourth quarter, although volumes could be severely constrained if there are significant further delays to the application season given the U.S. is experiencing the latest harvest in history.(1)

Wholesale performance for nitrogen was strong this quarter, contributing $80-million in gross profit or 60 percent of Wholesale's total gross profit. Potash gross profit was $56-million, with sales volumes 28 percent below last year and a significant reduction in average prices. Phosphate margins were under significant pressure in the third quarter and as a result did not contribute to positive gross profit this quarter. Phosphate margins are expected to increase in the fourth quarter as realized pricing is expected to improve.(1)

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 4, 2009

The following interim management's discussion and analysis (MD&A) updates our annual MD&A included in our 2008 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

Forward-Looking Statements are outlined under the Outlook, Risks and Uncertainties section of this press release. The major assumptions made in preparing our second half guidance are outlined below and include, but are not limited to:

- Wholesale fertilizer prices through the fourth quarter of 2009 approximating current benchmark prices;

- Wholesale and Retail fertilizer sales volumes higher than levels in the same quarter of 2008 reflecting the uncertainty that existed last fall;

- Retail fertilizer gross margin percentages significantly above the 10 percent realized in the fourth quarter of 2008 (including the impact of net realizable value adjustments);

- North American weather patterns providing for a fall fertilizer application season of potentially lesser length when compared to recent years;

- Chinese potash contract negotiations not settling in the fourth quarter of 2009;

- Wholesale production volumes slightly lower than the same quarter of 2008 with potash production operating significantly below capacity due to market driven outages;

- Urea sales price to Argentine growers approximating import prices rather than a government capped price;

- Average NYMEX gas pricing for the fourth quarter approximating $4.70/MMBtu;
and,

- An effective tax rate for the fourth quarter of 29 percent.

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 third quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

The major assumptions excluded in preparing our second half guidance are outlined below, but are not limited to:

- The exclusion from the guidance range of stock-based compensation expense with a $1.00 change in stock price approximating a $0.01 change in earnings per share;

- The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying hedge positions settling in future periods; and,

- Exclusion from the guidance range of earnings impacts relating to Agrium's proposed acquisition of CF Industries Holdings, Inc. ("CF") during the fourth quarter.

2009 Third Quarter Operating Results

NET EARNINGS

Agrium's third quarter consolidated net earnings were $26-million, or $0.16 diluted earnings per share, compared to net earnings of $367-million, or $2.31 diluted earnings per share, for the same quarter of 2008. Consolidated net earnings for the first nine months of 2009 were $336-million, or $2.13 diluted earnings per share, compared to $1.2-billion, or $7.54 diluted earnings per share, for the same period last year. Net earnings before interest expense and income taxes ("EBIT") were $63-million for the third quarter of 2009 compared with EBIT of $567-million for the third quarter of 2008. EBIT for the first nine months of 2009 was $550-million compared with EBIT of $1.8-billion for the same period last year. A reconciliation of EBIT to net earnings is provided in the section "Non-GAAP Measures". Consolidated gross profit in the third quarter of 2009 was $397-million, a $651-million decrease compared to the third quarter of 2008. Consolidated gross profit in the first nine months of 2009 was $1.6-billion, a $1.1-billion decrease compared to $2.7-billion for the same period of 2008. The decreases in quarter-over-quarter and year-over-year EBIT and gross profit were primarily due to lower selling prices for most products and reduced potash sales volumes. For discussion on the performance of each business unit, see section "Business Segment Performance".

Expenses were $159-million lower in the third quarter of 2009 compared to the same period last year due to the absence of the significant losses on derivative financial instruments which occurred in the third quarter of 2008, lower Retail selling expenses from decreases in performance incentives and lower potash profit taxes, partially offset by higher stock-based compensation expense. Expenses were $173-million higher in the first nine months of 2009 compared to the same period last year due to significantly lower gains on derivative financial instruments and an increase in Retail selling expenses resulting from the inclusion of the UAP business since May 5, 2008, partially offset by lower potash profit taxes.

The effective tax rate was 30 percent for the third quarter of 2009, relatively unchanged from 31 percent for the same period last year. The effective tax rate was 28 percent for the first nine months of 2009 compared with 32 percent for the corresponding period in 2008. The lower tax rate was due to a higher proportion of income earned in lower taxed jurisdictions in 2009 offset by Canadian income tax on the foreign exchange gains related to our U.S. dollar-denominated debt.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2009 third quarter net sales were $1.2-billion, compared to $1.6-billion in the third quarter of 2008. Gross profit was $254-million in the third quarter of 2009, compared to $416-million for the same period last year, while Retail EBIT was $31-million in the third quarter of 2009, versus EBIT of $121-million in the third quarter of 2008.

Crop nutrient net sales were $345-million this quarter compared to $588-million in the same quarter last year. The decrease was due to the significant decline in crop nutrient prices across all products. While crop nutrient volumes this quarter were similar to the same period last year, they were lower than anticipated due to the late harvest in the Midwest United States. Gross profit for crop nutrients was $31-million this quarter compared to the record third quarter results of $160-million achieved in the third quarter of 2008. Crop nutrient margins averaged 9 percent in the third quarter of 2009, unchanged from the previous quarter and compared to 27 percent in the third quarter of 2008. The reduction in margins and profit compared to last year was due to lower overall crop nutrient prices, declining price environment for most products during the quarter and the liquidation of high cost positions. We anticipate crop nutrient margins to improve in the fourth quarter as fertilizer pricing appears to have stabilized for nitrogen and phosphate, and higher cost inventories have been depleted.(1) Sales volumes and margins in our South American operations were also lower this quarter than the same period last year due to fertilizer price depreciation and an approximate 50 percent decline in planted wheat acres as a result of the severe drought.

Crop protection net sales were $768-million in the third quarter of 2009, a 12 percent decrease from the $874-million in sales for the same period last year. This was due to lower volumes for fungicides and lower pricing for glyphosate products. Gross profit this quarter was $169-million, a decrease of $22-million over last year's $191-million. Crop protection product margins as a percentage of net sales were 22 percent for the third quarter of 2009, unchanged from the same period last year. The relative strength in earnings from this product line in a difficult agricultural environment illustrates the benefits of the diversity in our Retail business.

Net sales for seed, services and other decreased by 14 percent to $114-million this quarter, from $132-million in the third quarter of 2008. Gross profit was $54-million in the third quarter of 2009, compared to $65-million for the same period last year. Seed sales were $37-million in the third quarter of 2009, a decrease of 29 percent over the same period last year. Gross profit from seed sales were $7-million this quarter compared to $14-million in the third quarter of 2008. Application services revenues were $48-million and gross profit was $33-million this quarter, both lower than last year's strong results. This was due to about a 40 percent decline in application of crop health products this summer, resulting from the combination of lower crop prices and a sizeable increase in plant health product prices.

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 third quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Retail selling expenses for the third quarter of 2009 were $200-million, a 15 percent decline over last year's level, primarily due to lower performance incentives earned and reduced fuel and equipment lease costs. Selling expenses as a percentage of net sales in the third quarter of 2009 were slightly higher on a quarter over quarter basis.

Wholesale

Wholesale's net sales were $658-million for the third quarter of 2009 compared to $1.6-billion for the third quarter of 2008. Gross profit was $133-million in the third quarter of 2009, a $520-million reduction from the record third quarter for 2008 of $653-million. EBIT of $83-million in the third quarter of 2009 was significantly lower than the $412-million earned in the third quarter of 2008. The main factor impacting the quarter over quarter results were lower sales prices across all three nutrients and lower potash sales volumes.

Nitrogen gross profit was $80-million this quarter, compared to $204-million in the same quarter last year. Nitrogen prices were lower than last year across all products for both benchmark and Agrium's realized prices. Domestic ammonia and urea volumes were similar to third quarter of 2008, while our international Profertil sales volumes were significantly higher than last year due primarily to the impact of production outages in 2008. Nitrogen cost of product was $196 per tonne this quarter, significantly lower than the $351 per tonne in the third quarter of 2008. The lower production cost was a result of lower North American gas prices. Agrium's nitrogen margins averaged $87 per tonne this quarter, compared with $243 per tonne in the third quarter of last year. Urea margins were lower than last year but remained well over $100 per tonne this quarter. Ammonia margins were lower than the previous quarter due to the greater proportion of sales to industrial customers that occurs in the third quarter relative to the second and fourth quarters.

Agrium's overall natural gas cost was $4.01/MMBtu (including gas hedging) in the third quarter of 2009 versus $9.02/MMBtu in the third quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2009 was $3.41/MMBtu, versus $10.09/MMBtu in the same quarter last year and $3.60/MMBtu in the second quarter of 2009. The AECO (Alberta) basis differential was $0.69/MMBtu for the third quarter of 2009.

Potash gross profit was $56-million in the third quarter of 2009 versus $202-million in the third quarter of 2008. The average sales price was $399 per tonne this quarter, down from $655 per tonne for the same period last year. Sales volumes were 273,000 tonnes, down 28 percent from the same period last year. Both international and domestic demand remained significantly lower than normal due to continued uncertainty in international markets and the cautious approach to replenishing stocks by retailers and distributors in North America. Cost of product on a per tonne basis was $194 per tonne or $71 per tonne higher than for the same quarter last year due to lower operating rates resulting in fixed costs being allocated over fewer sales tonnes, but this quarter's costs on a per tonne basis were significantly lower than the preceding quarter due to fixed operating costs being allocated over greater sales volumes. Gross margin was $205 per tonne compared with $532 per tonne in the third quarter of last year.

Phosphate gross profit was a loss of $1-million, compared to a profit of $195-million in the same quarter last year. While sales volumes were higher than the same quarter last year, realized sales prices averaged $368 per tonne, compared to the record $1,321 per tonne price achieved in the same quarter last year. Phosphate cost of product was $371 per tonne, or $137 per tonne lower than the third quarter of 2008, primarily due to lower sulphur and ammonia costs combined with lower rock costs at our Canadian production facility.

Gross profit for the Purchase for Resale business in the third quarter of 2009 was a loss of $13-million versus a gross profit of $31-million for the same period last year. The majority of the quarter over quarter variance is due to the significant drop in sales prices and sales volumes in our North and South American businesses. This was offset partially by the profitability of our CMF distribution acquisition.

Wholesale expenses were $204-million lower in the third quarter of 2009 than the same period last year due primarily to a combined $165-million loss from natural gas and power derivatives reported in the third quarter of 2008. The third quarter of 2009 reported realized losses of $29-million and mark-to-market gains of $31-million on the derivatives. This variance in derivative valuations was also complemented by a decrease in potash profit and capital taxes of $34-million from the same period in 2008, due mainly to lower potash sales volumes and prices combined with tax credits received for higher capital expenditures on our potash growth projects.

Advanced Technologies

Advanced Technologies' third quarter 2009 net sales were $60-million compared to $90-million in the third quarter of 2008. Net sales and gross profit were impacted by reduced volumes and margins in turf and ornamental due to lower household expenditures and golf course budgetary cuts as a result of slower economic growth. ESN (our controlled release product for broad acreage coverage) net sales were 70 percent lower in the third quarter of 2009 when compared to the same period in 2008. Sales volumes of ESN were 41 percent lower and sales prices were almost 50 percent lower in the third quarter of 2009 due to increased uncertainty and lower prices for UAN in particular.

Gross profit for Advanced Technologies was $11-million for the quarter, compared with $25-million for the same period last year, while EBITDA was $4 million, a decrease of $13-million versus the comparable period in 2008. The reduction in EBITDA was due to weaker demand and margins for the turf, ornamental, and agricultural products as a result of the depressed economy and fertilizer market.

Selling, general and administrative costs for Advanced Technologies were $2-million higher in the third quarter of 2009 when compared to the same period in 2008. This was primarily due to the new turf and ornamental operations and the relocation of the segment's corporate offices to Loveland, Colorado.

Other

EBIT for our other non-operating business unit for the third quarter of 2009 was a loss of $51-million, a decrease of $75-million compared to earnings of $24-million for the third quarter of 2008. The decrease in quarter-over-quarter EBIT reflected an increase in stock-based compensation expense driven by an increase in our share price in the third quarter of 2009 compared to a decrease in the comparative period of 2008, partially offset by lower inter-company gross profit eliminations. EBIT for Other for the first nine months of 2009 was a loss of $34-million, a decrease in loss of $55-million over the loss of $89-million for the same period of 2008. The change in EBIT for the first nine months of 2009 reflected the benefit of gross profit deferred on the sale of Wholesale products to Retail in 2008 which was recognized when Retail sold these products to external customers in 2009. This was partially offset by higher foreign exchange losses for the 2009 nine month period.

FINANCIAL CONDITION

The following table outlines changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2009.

--------------------------------------------------------------------------------
As at
(millions of                Sep 30,   Dec 31,            Explanation of the
 U.S. dollars)                2009      2008    Change    change in balance
--------------------------------------------------------------------------------
Current assets
 Cash and cash                  225       374     (149)           See discussion
  equivalents                                                  under the section
                                                                  "Liquidity and
                                                             Capital Resources".

 Accounts receivable          1,869     1,223      646     Increased receivables
                                                           from increased Retail
                                                                sales and higher
                                                           Retail vendor rebates
                                                                 receivable from
                                                               chemical and seed
                                                            sales; and draw-down
                                                                 on our accounts
                                                                      receivable
                                                                  securitization
                                                              facility in Q4'08.
                                                                Partially offset
                                                           by federal income tax
                                                              refund received in
                                                                          Q1'09.

 Inventories                  1,992     3,047   (1,055)      Lower Wholesale and
                                                                Retail inventory
                                                           volumes and decreases
                                                              in input costs and
                                                              fertilizer prices.

Prepaid expenses                263       475     (212)             Drawdown of
 and deposits                                                 pre-bought Retail
                                                               inventory due to
                                                           seasonal selling and
                                                             reduced restocking,
                                                             partially offset by
                                                            costs related to the
                                                                     proposed CF
                                                                acquisition. See
                                                            discussion under the
                                                               Section "Business
                                                                   Acquisition".

Marketable securities           108        --      108            Purchase of CF
                                                            shares in Q1'09. See
                                                            discussion under the
                                                               Section "Business
                                                                   Acquisition".

--------------------------------------------------------------------------------
Current liabilities
 Bank indebtedness              163       610     (447)       Repayment in Q1'09
                                                             of certain variable
                                                             rate loans taken in
                                                               Q4'08 to meet UAP
                                                                 working capital
                                                           requirements; removal
                                                                 of EAgrium bank
                                                               indebtedness as a
                                                                   result of the
                                                                 deconsolidation
                                                                 of EAgrium; and
                                                            overall reduction in
                                                                 working capital
                                                                          needs.

Accounts payable and          1,716     2,200     (484)              Decrease in
 accrued liabilities                                          Wholesale customer
                                                              prepayments due to
                                                                 slowdown in the
                                                               fertilizer market
                                                            and unstable prices;
                                                              drawdown in Retail
                                                           customer prepayments;
                                                                 decreased trade
                                                                 payables due to
                                                              lower input costs,
                                                             partially offset by
                                                           extended vendor terms
                                                                    at year end.

------------------------------------------------------------------------------
Working capital               2,578     2,309      269
------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $229-million in the third quarter of 2009, compared with $300-million in the same period of 2008. Driving this quarter-over-quarter change was a $341-million decrease in net earnings, a $244-million decrease in unrealized losses on derivative financial instruments, and a $132-million non-cash decrease in future income tax liabilities. This was partially offset by a $124-million increase in stock-based compensation expense and a $511-million increase in non-cash working capital where the decrease in accounts payable and accrued liabilities was more than offset by reductions in accounts receivable and inventory resulting from lower sales volumes and input costs.

Cash provided by operating activities was $500-million in the first nine months of 2009, a $127-million increase from the same period of last year. Driving the year-over-year change was the unusually high change in non-cash working capital in 2008 that occurred when inventory increased significantly reflecting the price escalation that occurred in the agricultural sector in 2008, partially offset by a $862-million decrease in net earnings and a $492-million non-cash decrease in future income tax liabilities.

Below is a summary of our inventory balances as at September 30, 2009 and December 31, 2008:

--------------------------------------------------------------------------------
Inventories:                                                   At             At
--------------------------------------------------------------------------------
(millions of U.S. dollars)                           Sep 30, 2009   Dec 31, 2008
--------------------------------------------------------------------------------
Wholesale                                                     515            946
Retail:
 Crop nutrient                                                427          1,031
 Crop protection                                              943            829
 Seed                                                          46            176
 Other                                                         18             19
Advanced Technologies                                          43             46
--------------------------------------------------------------------------------
                                                            1,992          3,047
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Cash used in investing activities decreased by $171-million due to lower capital expenditures in the third quarter of 2009. Cash used in investing activities decreased by $2.9-billion in the first nine months of 2009 due to the UAP acquisition in the second quarter of 2008 and lower capital expenditures in the first nine months of 2009.

We expect our total capital expenditures for 2009 to be in excess of 10 percent lower than the $450-million previously disclosed in our 2008 annual MD&A, as we have chosen to defer several projects and initiatives into 2010.

Cash used by financing activities was $164-million in the third quarter of 2009 compared with $8-million in the same period of 2008. Cash used in financing activities was $291-million in the first nine months of 2009, compared with cash provided by financing of $1.6-billion in the same period of 2008. The quarter-over-quarter and year-over-year changes reflected the issuance of long-term debt and bank indebtedness of $1.2-billion used to finance the UAP acquisition, a pay-down of our bank indebtedness in the first nine months of 2009, and funds received from non-controlling interests in the third quarter of 2008. These changes were partially offset by $240-million repayment primarily related to EAgrium non-recourse debt in the third quarter of 2008.


--------------------------------------------------------------------------------
Short-term credit facilities
 available at Sep 30, 2009 (a) (b)                 Total   Unutilized   Utilized
--------------------------------------------------------------------------------
(millions of U.S. dollars)
North American revolving credit facilities
 expiring 2010 and 2012(c)                           835          790         45
European credit facilities expiring in 2009          248          179         69
South American credit facilities
 expiring 2009 to 2012                               138           89         49
--------------------------------------------------------------------------------
                                                   1,221        1,058        163
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

a) In addition to the facilities detailed in this table, we have committed facilities of $1.4 -billion for the CF acquisition.
b) As of September 30, 2009, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 75 of our 2008 Annual Report.
c) Outstanding letters of credit at September 30, 2009 of $72-million reduce unutilized credit available under the facilities to $718-million.


OUTSTANDING SHARE DATA

The number of outstanding shares as at October 31, 2009 was 157 million. As at October 31, 2009, there were approximately 1.1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

There were no shares repurchased during the first nine months of 2009 under our normal course issuer bid, which expired on October 5, 2009.


SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                   2009                        2008         2007
                   -------------------------------------------------------------
                       Q3     Q2     Q1     Q4     Q3     Q2     Q1     Q4    Q3

Net sales          $1,844  4,090  1,753  1,941  3,113  3,870  1,107  1,426   989
Gross profit          397    890    273    522  1,048  1,261    392    533   305
Net earnings
 (loss)                26    370    (60)   124    367    636    195    172    51
Earnings
 (loss) per
 share
  -basic            $0.16   2.36  (0.38)  0.79   2.32   4.03   1.24   1.25  0.38
  -diluted          $0.16   2.35  (0.38)  0.79   2.31   4.00   1.23   1.24  0.38
                   -------------------------------------------------------------

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America. In addition, our acquisition of UAP on May 5, 2008 impacts the comparability of quarterly results.

BUSINESS ACQUISITION

On February 25, 2009, Agrium submitted a proposal to the board of directors of CF to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF share, or a total of approximately $3.6-billion, based on the closing price of Agrium shares on February 24, 2009. Agrium would fund the cash portion through available liquidity and committed financing. The board of directors of CF rejected Agrium's proposal on March 9, 2009, and to date has refused to engage in negotiations with Agrium respecting an acquisition.

On March 16, 2009, Agrium commenced an exchange offer for all of the outstanding shares of CF (the "Offer"), pursuant to which CF stockholders would receive $31.70 in cash plus one common share of Agrium for each CF share. The Offer is subject to a number of conditions, including the negotiation of a definitive merger agreement and regulatory approvals under Canadian and U.S. antitrust legislation. The Canadian Competition Bureau and the Federal Trade Commission (United States) are reviewing the transaction. On March 27, 2009, Agrium announced an increase in the cash portion to $35.00, for an aggregate consideration not to exceed $1.8-billion in cash and 50.2 million shares. On May 11, 2009, Agrium announced an increase in the cash portion to $40.00 for an aggregate cash consideration not to exceed $2.01-billion. The CF board of directors has rejected the Offer. The Offer and withdrawal rights will expire on November 13, 2009, unless extended.

On October 18, 2009, Agrium entered into an agreement with Terra Industries Inc. to sell a portion of Agrium's Carseland nitrogen facility to Terra, conditional on the closing of Agrium's proposed acquisition of CF. Under the terms of the Carseland transaction, Terra will pay Agrium approximately $250-million in cash for 50 percent of the Carseland facility, or approximately 340,000 tonnes of urea and over 60,000 tonnes of net ammonia on an annual basis and certain U.S. assets. The purchase price for the 50 percent of Carseland is at a similar forward multiple to that which Agrium is offering for CF. Agrium has also entered into a conditional supply arrangement with Terra for a long-term, competitively priced supply of approximately 175,000 tonnes of nitrogen products from Terra's facilities. Agrium continues to believe this agreement will address regulatory concerns under Canadian competition law in connection with its offer to acquire CF. Agrium also expects to refile its Hart-Scott-Rodino notification shortly with the FTC.

Agrium is fully committed to acquiring CF and intends to continue to press the board of directors of CF to execute a mutually beneficial merger agreement for our respective shareholders. Agrium has had extensive discussions with CF shareholders, who have advised Agrium that they favour a combination between Agrium and CF and want the CF board to engage in discussions with us. Agrium is prepared to increase its Offer further if CF can demonstrate additional value.

On October 30, 2009, the Toronto Stock Exchange (TSX) granted conditional listing approval of the 50.2 million Agrium common shares to be issued in connection with Agrium's proposed acquisition of CF, subject to customary conditions. The listing of the Agrium common shares is not conditional on the approval of such issuance by Agrium shareholders. During February 2009, we acquired 1.2 million shares of CF at an average cost of $52.34 for the total consideration of $65-million, the maximum allowed under FTC regulations. The shares are classified for accounting purposes as available for sale financial instruments with changes to the fair value being recorded in other comprehensive income. At September 30, 2009, the fair value of the CF shares was $107-million.

EGYPT NITROGEN PROJECT

In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. The share exchange was completed on January 26, 2009, which resulted in our owning 26 percent of MOPCO. We account for our investment in MOPCO in the Wholesale business unit using the equity method.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Canadian Institute of Chartered Accountants' Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.

Agrium is currently in the design and development phase of its IFRS transition plan. To date, progress remains on plan for a successful IFRS implementation.

At this time, the full impact of transitioning to IFRS on the Company's future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

                                            Three Months Ended September 30

                                                2009
                   ---------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
-----------------------------------------------------------------------------
EBITDA                 57         115              4     (49)           127
Depreciation and
 amortization          26          32              4       2             64
----------------------------------------------------------------------------
EBIT                   31          83              -     (51)            63
----------------------------------------------------------------------------
Interest expense                                                        (26)
Income taxes                                                            (11)
----------------------------------------------------------------------------
Net earnings                                                             26
----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                                2008
                  ----------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                148         439             17      35            639
Depreciation and
 amortization          27          27              7      11             72
----------------------------------------------------------------------------
EBIT                  121         412             10      24            567
----------------------------------------------------------------------------
Interest expense                                                        (32)
Income taxes                                                           (168)
----------------------------------------------------------------------------
Net earnings                                                            367
----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                             Nine Months Ended September 30

                                                2009
                  ----------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                296         438             22     (28)           728
Depreciation and
 amortization          76          83             13       6            178
----------------------------------------------------------------------------
EBIT                  220         355              9     (34)           550
Interest expense                                                        (84)
Income taxes                                                           (130)
----------------------------------------------------------------------------
Net earnings                                                            336
----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                                2008
                  ----------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                592       1,456             42     (75)         2,015
Depreciation and
 amortization          58          84             15      14            171
----------------------------------------------------------------------------
EBIT                  534       1,372             27     (89)         1,844
----------------------------------------------------------------------------
Interest expense                                                        (70)
Income taxes                                                           (576)
----------------------------------------------------------------------------
Net earnings                                                          1,198
----------------------------------------------------------------------------
----------------------------------------------------------------------------

BUSINESS RISKS

The information presented on business risks on pages 85 - 90 in our 2008 Annual Report has not changed materially since December 31, 2008.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the nine months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Grain and oilseed prices were under pressure throughout much of the third quarter due to favorable 2009/10 crop prospects in North America, leading to crop yield prospects that are much higher now than early in the year. Despite the second consecutive year of robust grain production, global grain inventories are currently projected to remain relatively flat in 2009/10 because of continued demand growth. Most economists forecast that global economic growth will turn positive in the fourth quarter which is an additional positive for grain and oilseed demand prospects.

Positive global economic indicators have contributed to higher commodity prices over the past couple of months, which along with the delayed U.S. harvest, has led to a recent increase in grain and oilseed prices. At current prices and forecasted input cost levels, 2010 returns on most crop production budgets are significantly higher than the outlook for 2009 a year ago.

The delayed harvest could delay purchases of crop protection products in the fourth quarter of 2009 and impact retail crop nutrient sales volumes. However, with an improvement in prospective crop margins in 2010 and increased U.S. planted area due to land coming out of the Conservation Reserve Program, the outlook for 2010 is positive. Analyst forecasts for U.S. corn and soybean area in 2010 both exceed 2009 levels.

Recent demand from Pakistan and India has provided support to nitrogen markets. Going forward there are several positive drivers that could impact the market, including the recent reduction in offshore urea imports to North America which has led to a relatively tight supply and demand balance. The Fertilizer Institute (TFI) reported that North American urea inventories were 11 percent below 2008 levels at the end of September. On the supply side, increased crude oil prices will impact formula-based gas contracts in Western Europe, lending support to the nitrogen floor price for the rest of 2009 and into 2010. UAN supplies will increase in late November when new capacity comes on stream in Trinidad.

A risk to North American nutrient demand for all three nutrients is the significant delay in the U.S. harvest, which will delay and may severely limit fall applications. Any significant reduction in fall applications is expected to be largely made up for in the spring 2010 application season.

India has been a key driver to the global phosphate market throughout 2009. Similar to nitrogen, buyers are cautious of taking positions, notably with uncertainty surrounding the impact of Chinese phosphate exports at the lower export tax beginning October 16, 2009. It appears that the domestic Chinese phosphate prices are higher than global alternatives, which will limit the export pressure. Going forward, a more stable price is likely to attract demand late in the fourth quarter and early 2010 as South American buyers re-enter the market. U.S. DAP/MAP inventories, according to TFI data were down 33 percent from 2008 levels and 23 percent from the 5-year average at the end of September. Though they were slightly higher than August inventories, inventories were the second lowest since November 2007.

Spot demand for potash has continued to be slow, driven primarily by buyer caution due to uncertainty surrounding new supply agreements with China. In contrast, since a supply agreement has been put in place, India has been importing a significant volume with over 800,000 tonnes arriving in September alone. The TFI reported that North American potash inventories declined for the third consecutive month and are down 15 percent from the peak in June 2009, but remain more than double the 5-year average. There has been a significant reduction in global potash demand in the past year, and the current low level of demand is unsustainable. The major uncertainty to the potash market is the Chinese supply agreement and analysts expect that once the uncertainty is removed, significant latent demand will re-surface as the global distribution system needs to be re-filled.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF's failure to accept Agrium's proposal and enter into a definitive agreement to effect the transaction, timing and final terms of completion of the proposed CF acquisition, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, weather conditions, crop prices, the future supply, demand and price level for our major products, capital costs being significantly different than projected, including costs associated with major projects, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the ongoing global financial conditions and changes in credit markets; a potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF's reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. ("CF"), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the "Exchange Offer Documents") filed by Agrium Inc. ("Agrium") with the U.S. Securities and Exchange Commission (the "SEC") on March 16, 2009 as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium and its directors and executive officers and other persons are deemed to be participants in any solicitation of proxies from CF's stockholders in respect of the proposed transaction with CF. Information regarding Agrium's directors and executive officers is available in its management proxy circular dated
March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2009 3rd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, November 4th at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

                                         Three months ended   Nine months ended
                                               September 30,       September 30,
--------------------------------------------------------------------------------
                                             2009      2008      2009      2008
--------------------------------------------------------------------------------
Sales                                       1,892     3,180     7,827     8,283
Direct freight                                 48        67       140       193
--------------------------------------------------------------------------------
Net sales                                   1,844     3,113     7,687     8,090
Cost of product                             1,438     2,065     6,068     5,389
Inventory write-down                            9         -        59         -
--------------------------------------------------------------------------------
Gross profit                                  397     1,048     1,560     2,701
Expenses
 Selling                                      206       243       691       566
 General and administrative                    52        66       152       152
 Depreciation and amortization                 32        44        92        83
 Potash profit and capital tax                 24        58         8       125
 Earnings from equity investees (note 6)       (2)       (1)      (19)       (3)
 Other expenses (income) (note 3)              22        83        86       (86)
--------------------------------------------------------------------------------
Earnings before interest, income taxes
 and non controlling interests                 63       555       550     1,864
 Interest on long-term debt                    23        26        69        54
 Other interest                                 3         6        15        16
--------------------------------------------------------------------------------
Earnings before income taxes and
 non-controlling interests                     37       523       466     1,794
 Income taxes                                  11       168       130       576
 Non-controlling interests                      -       (12)        -        20
--------------------------------------------------------------------------------
Net earnings                                   26       367       336     1,198
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Earnings per share (note 4)
--------------------------------------------------------------------------------
 Basic                                       0.16      2.32      2.14      7.59
 Diluted                                     0.16      2.31      2.13      7.54
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                         Three months ended   Nine months ended
                                               September 30,       September 30,
--------------------------------------------------------------------------------
                                             2009      2008      2009      2008
--------------------------------------------------------------------------------
Operating
 Net earnings                                  26       367       336     1,198
 Items not affecting cash
  Inventory write-down                          9         -        59         -
  Depreciation and amortization                64        72       178       171
  Earnings from equity investees               (2)       (1)      (19)       (3)
  Stock-based compensation                     25       (99)       39        10
  Unrealized (gain) loss on derivative
   financial instruments                      (34)      210       (56)       28
  Unrealized foreign exchange (gain) loss     (12)      (10)       67       (15)
  Future income taxes                         (44)       88      (220)      272
  Non-controlling interests                     -       (12)        -        20
  Other                                        20        19        14        27
 Net changes in non-cash working capital      177      (334)      102    (1,335)
--------------------------------------------------------------------------------
Cash provided by operating activities         229       300       500       373
--------------------------------------------------------------------------------
Investing
 Acquisitions, net of cash acquired             -         1       (15)   (2,740)
 Capital expenditures                         (78)     (219)     (182)     (415)
 Proceeds from disposal of property,
  plant and equipment, and investments          4         2         7        23
 Purchase of CF Industries Holdings, Inc.
  shares (note 2)                               -         -       (65)        -
 Other                                        (17)      (46)      (86)     (119)
--------------------------------------------------------------------------------
Cash used in investing activities             (91)     (262)     (341)   (3,251)
--------------------------------------------------------------------------------
Financing
 Bank indebtedness                           (189)       97      (320)      553
 Long-term debt issued                         34       500        46     1,620
 Transaction costs on long-term debt            -        (6)        -       (12)
 Repayment of long-term debt                   (1)     (737)       (1)     (737)
 Contributions from non-controlling
  interests                                     -       151         -       171
 Dividends paid                                (8)       (9)      (17)      (18)
 Shares issued, net of issuance costs           -         1         1         4
 Other                                          -        (5)        -        (4)
--------------------------------------------------------------------------------
Cash (used in) provided by financing
 activities                                  (164)       (8)     (291)    1,577
--------------------------------------------------------------------------------
(Decrease) increase in cash and cash
 equivalents                                  (26)       30      (132)   (1,301)
Cash and cash equivalents - beginning of
 period                                       251       178       374     1,509
Deconsolidation of EAgrium subsidiary           -         -       (17)        -
--------------------------------------------------------------------------------
Cash and cash equivalents - end of
 period                                       225       208       225       208
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                        As at            As at
                                                 September 30,      December 31,
--------------------------------------------------------------------------------
                                             2009           2008           2008
--------------------------------------------------------------------------------
ASSETS
Current assets
 Cash and cash equivalents                    225            208            374
 Accounts receivable                        1,869          2,341          1,223
 Inventories (note 5)                       1,992          2,586          3,047
 Prepaid expenses and deposits                263            392            475
 Marketable securities (note 10)              108              -              -
--------------------------------------------------------------------------------
                                            4,457          5,527          5,119
Property, plant and equipment               1,686          2,179          2,036
Intangibles                                   627            663            653
Goodwill                                    1,799          1,750          1,783
Investment in equity investees (note 6)       356             80             71
Other assets                                   98            156            156
--------------------------------------------------------------------------------
                                            9,023         10,355          9,818
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Bank indebtedness (note 7)                   163            911            610
 Accounts payable and accrued
  liabilities                               1,716          2,264          2,200
--------------------------------------------------------------------------------
                                            1,879          3,175          2,810
Long-term debt (note 7)                     1,674          1,674          1,622
Other liabilities                             346            321            328
Future income tax liabilities                 543            690            706
Non-controlling interests                      14            292            242
--------------------------------------------------------------------------------
                                            4,456          6,152          5,708
Shareholders' equity                        4,567          4,203          4,110
--------------------------------------------------------------------------------
                                            9,023         10,355          9,818
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                                                       Accumulated
                Millions                                     other
                      of                             comprehensive        Total
                  common   Share Contributed Retained       income shareholders'
                  shares capital     surplus earnings      (note 8)      equity
--------------------------------------------------------------------------------
December 31,
 2008                157   1,961           8    2,313         (172)       4,110
--------------------------------------------------------------------------------
Net earnings                                      336                       336
Cash flow
 hedges (a)                                                     (4)          (4)
Available for
 sale financial
 instruments (b)                                                26           26
Foreign currency
 translation                                                   106          106
--------------------------------------------------------------------------------
Comprehensive
 income                                                                     464
--------------------------------------------------------------------------------
Dividends                                          (9)                       (9)
Stock options
 exercised                     2                                              2
--------------------------------------------------------------------------------
September 30,
 2009                157   1,963           8    2,640          (44)       4,567
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
December 31,
 2007                158   1,972           8    1,024           84        3,088
--------------------------------------------------------------------------------
Transition
 adjustment (c)                                     4                         4
--------------------------------------------------------------------------------
                     158   1,972           8    1,028           84        3,092
--------------------------------------------------------------------------------
Net earnings                                    1,198                     1,198
Cash flow
 hedges (d)                                                    (14)         (14)
Foreign currency
 translation                                                   (68)         (68)
--------------------------------------------------------------------------------
Comprehensive
 income                                                                   1,116
--------------------------------------------------------------------------------
Dividends                                          (9)                       (9)
Stock options
 exercised                     4                                              4
--------------------------------------------------------------------------------
September 30,
 2008                158   1,976           8    2,217            2        4,203
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(a) Net of tax of $2-million.

(b) Net of tax of $16-million.

(c) Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(d) Net of tax of $2-million and non-controlling interest of $7-million.

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2009
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information. The Company has evaluated subsequent events to November 4, 2009, which is the date that the consolidated financial statements were issued.

The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

Certain comparative figures have been reclassified to conform to the current year's presentation.

Significant accounting standard and policy changes

                                           Date and method
Description                                    of adoption                Impact
--------------------------------------------------------------------------------
Goodwill and Intangible Assets            January 1, 2009;    No material impact
establishes guidance for the               prospective for        on earnings or
recognition, measurement,                 intangible items    financial position
presentation and disclosure of         initially expensed;
goodwill and intangible assets,          retrospective for
including guidance on pre-production      intangible items
and start-up costs,requiring that                initially
these costs be expensed as incurred.           capitalized
The current goodwill standards
are carried forward unchanged.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Recent accounting pronouncements not yet adopted

                                           Date and method
Description                                    of adoption                Impact
--------------------------------------------------------------------------------
Financial Instruments -                  December 31, 2009            Additional
Disclosures - Amends previously                                      disclosures
issued guidance to include
additional disclosure requirements
about fair value measurements of
financial instruments and
liquidity risk.

International Financial Reporting          January 1, 2011       Currently being

Standards (IFRS) - the Canadian             or earlier; in              reviewed
Institute of Chartered Accountants         accordance with
Accounting Standards Board has                      IFRS 1
published its strategic plan for
convergence of Canadian generally
accepted accounting standards with
IFRS as issued by the International
Accounting Standards Board. The
changeover date for Canadian
publicly accountable enterprises is
January 1, 2011 and will require
restatement of comparative figures.

Business Combinations, Consolidated        January 1, 2011     Impact depends on
Financial Statements and Non-controlling    or earlier; in             nature of
Interests amend previously existing        accordance with          acquisitions
standards on accounting for and                     IFRS 1
reporting business acquisitions and
non-controlling interests. The new
standards change the recognition of
assets and liabilities in purchase
price allocations and require expensing
of certain acquisition-related costs.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


2. BUSINESS ACQUISITIONS

CF Industries Holdings, Inc.

On March 16, 2009 (as amended on May 14, 2009), the Company filed an exchange offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. ("CF"). Under the terms of the amended offer, for each CF share CF stockholders have the choice of receiving one of the following:

- $40.00 in cash and one common share of Agrium,

- 1.8850 common shares of Agrium, or

- $85.20 in cash.

In total, a maximum of 47 percent of the shares tendered will be exchanged for cash and a maximum of 53 percent of the shares tendered will be exchanged for Agrium common shares. The total cash and stock to be paid by Agrium under the amended offer will be approximately $2.01-billion and 50.2 million Agrium common shares. The offer and withdrawal rights will expire on November 13, 2009, unless extended. As of October 16, 2009, approximately 9.1 million CF shares (approximately 19 percent) had been tendered and not withdrawn from the exchange offer.

During February 2009, Agrium acquired 1.2 million shares of CF at an average cost of $52.34 for total consideration of $65-million. The shares are recorded in marketable securities and classified as available for sale financial instruments with changes to fair value, comprised of a gain of $42-million to

September 30, 2009, recorded in other comprehensive income. At September 30, 2009, the fair value of the CF shares was $107-million.

On October 19, 2009, conditional on the closing of the proposed acquisition of CF, Agrium entered into an agreement to sell 50 percent of its Carseland nitrogen facility to Terra Industries Inc. ("Terra") for approximately $250 million in cash. Agrium has also entered into a conditional supply arrangement with Terra for the long-term supply of approximately 175,000 tonnes of nitrogen products from Terra's facilities.

3. OTHER EXPENSES (INCOME)

                                         Three months ended   Nine months ended
                                               September 30,       September 30,
--------------------------------------------------------------------------------
                                             2009      2008      2009      2008
--------------------------------------------------------------------------------
Stock-based compensation                       25       (99)       39        10
(Gain) loss on derivative financial
 instruments                                   (5)      171        49       (87)
Environmental remediation and accretion
 of asset retirement obligations                5         3         6        10
Interest income                               (16)      (15)      (45)      (46)
Foreign exchange loss (gain)                    6       (10)       17       (21)
Bad debt expense                                6         9        25        19
Other                                           1        24        (5)       29
--------------------------------------------------------------------------------
                                               22        83        86       (86)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4. EARNINGS PER SHARE

                                         Three months ended   Nine months ended
                                               September 30,       September 30,
--------------------------------------------------------------------------------
                                             2009      2008      2009      2008
--------------------------------------------------------------------------------
Numerator
 Net earnings                                  26       367       336     1,198
--------------------------------------------------------------------------------
Denominator
 Weighted-average number of shares
  outstanding for basic earnings per
  share                                       157       158       157       158
 Dilutive instruments - Stock options (a)       1         1         -         1
--------------------------------------------------------------------------------
 Weighted-average number of shares
  outstanding for diluted earnings
  per share                                   158       159       157       159
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Basic earnings per share                     0.16      2.32      2.14      7.59

Diluted earnings per share                   0.16      2.31      2.13      7.54
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


(a) For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

5.  INVENTORIES

                                                       As at              As at
                                                September 30,       December 31,
--------------------------------------------------------------------------------
                                             2009           2008           2008
--------------------------------------------------------------------------------
Raw materials                                 251            206            216
Finished goods                                299            239            417
Product for resale                          1,442          2,141          2,414
--------------------------------------------------------------------------------
                                            1,992          2,586          3,047
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6. INVESTMENT IN EQUITY INVESTEES

                                                         As at            As at
                                                  September 30,     December 31,
--------------------------------------------------------------------------------
                                         Interest      2009    2008        2008
--------------------------------------------------------------------------------
MISR Oil Processing Company, S.A.E.
 ("MOPCO")                                   26.0%      264       -           -
Hanfeng Evergreen Inc. ("Hanfeng")           19.5%       88      75          67
Other                                                     4       5           4
--------------------------------------------------------------------------------
                                                        356      80          71
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

MOPCO is a private company located in Egypt. In January 2009, Agrium acquired its 26 percent interest through an agreement exchanging its shares and all related contractual obligations of its EAgrium subsidiary for shares in MOPCO. Previously, Agrium's Egypt operations had been carried in its EAgrium subsidiary.

As at December 31, 2008, the Company adjusted the carrying value of its Egypt operations based on the fair value of the MOPCO interest received. Prior to such adjustment, the Egypt operations had a net carrying value of $295-million (net of non-controlling interest). The major categories of assets and liabilities of the EAgrium subsidiary were production assets under construction, accounts payable and accrued liabilities, and bank indebtedness. On adjusting the Egypt operations to fair value of $250-million, the Company recorded an impairment charge in its Wholesale business unit of $87-million ($45-million net of non-controlling interest).

The Company determined the fair value of the interest in MOPCO using an income approach, discounting a range of possible outcomes, with each possible outcome bearing different risk factors, at a risk-free rate plus an adjustment for the risk factors of each scenario. The analysis included various management estimates about future revenue, operating margins, growth rates, discount rates, terminal value and non-controlling interest discount. The assumptions included: anticipated future cash flows; budgets and long-term business plans; marketplace information; industry data; economic analysis and contracts in place at the time of the analysis. Actual results could differ from management's estimates and assumptions, potentially resulting in future impairment losses.

Hanfeng is listed on the Toronto Stock Exchange. The investment, consisting of
11.9 million common shares, is carried in the Advanced Technologies business unit.

                                         Three months ended   Nine months ended
                                               September 30,       September 30,
--------------------------------------------------------------------------------
                                             2009      2008      2009      2008
--------------------------------------------------------------------------------
Net earnings
 MOPCO                                          -         -        14         -
 Hanfeng                                        2         1         5         3
--------------------------------------------------------------------------------
                                                2         1        19         3
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       As at              As at
                                                September 30,       December 31,
--------------------------------------------------------------------------------
                                             2009           2008           2008
--------------------------------------------------------------------------------
Cumulative undistributed earnings
 MOPCO                                         14              -              -
 Hanfeng                                        9              3              4
--------------------------------------------------------------------------------
                                               23              3              4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

7. DEBT

                                                      As at               As at
                                               September 30,        December 31,
--------------------------------------------------------------------------------
                                                       2009                2008
--------------------------------------------------------------------------------
                                            Total Unutilized Utilized  Utilized
--------------------------------------------------------------------------------
Bank indebtedness (a)

North American revolving credit
 facilities expiring 2010 and
 2012 (b)                                     835        790       45       300
European credit facilities expiring
 2009 (c)                                     248        179       69       120
South American credit facilities
 expiring 2009 to 2012                        138         89       49        70
EAgrium bridge loan                             -          -        -       120
--------------------------------------------------------------------------------
                                            1,221      1,058      163       610
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Long-term debt (a)
--------------------------------------------------------------------------------
Unsecured
 Floating rate bank loans due May 5,
  2013                                                            460       460
 6.75% debentures due January 15, 2019                            500       500
 7.125% debentures due May 23, 2036                               300       300
 7.7% debentures due February 1, 2017                             100       100
 7.8% debentures due February 1, 2027                             125       125
 8.25% debentures due February 15, 2011                           125       125
Secured
 Other                                                             75        24
--------------------------------------------------------------------------------
                                                                1,685     1,634
Unamortized transaction costs                                     (11)      (12)
--------------------------------------------------------------------------------
                                                                1,674     1,622
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         Three months ended   Nine months ended
                                              September 30,       September 30,
--------------------------------------------------------------------------------
Accounts receivable securitization           2009      2008      2009      2008
--------------------------------------------------------------------------------
Proceeds from sales of receivables (d)          -         -       400         -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(a) The Company has committed available facilities, subject to certain terms and conditions, of $1.4-billion for the CF acquisition not included in the table. The facilities are comprised of $1-billion of long-term debt with repayment terms of two to three years and $400-million of bank indebtedness. All facilities, if drawn, will bear interest at various base rates plus a variable margin. These facilities are available to fund a portion of the proposed acquisition of CF and cannot be used for other purposes.

(b) The Company has issued letters of credit under its revolving credit facilities. Outstanding letters of credit at September 30, 2009 of $72-million reduce unutilized credit available under the facilities to $718-million.

(c) Of the total, $47-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $74-million. The facilities bear interest at various base rates plus a fixed or variable margin. The utilized balance includes Euro debt of $34-million.

(d) The Company has a revolving purchase and sale agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (September 30, 2008 - $200-million). The receivables are sold to an unrelated financial institution. The Company provides a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012. Proceeds from collections reinvested in revolving-period securitizations were $75-million for the three months ended September 30, 2009 (September 30, 2008 - nil) and $1.03-billion for the nine months ended September 30, 2009 (September 30, 2008 - nil).

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                           As at          As at
                                                    September 30,   December 31,
--------------------------------------------------------------------------------
                                                     2009    2008          2008
--------------------------------------------------------------------------------
Cash flow hedges, net of tax                            2       6             6
Available for sale financial
 instruments, net of tax                               26       -             -
Foreign currency translation                          (72)     (4)         (178)
--------------------------------------------------------------------------------
                                                      (44)      2          (172)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9. EMPLOYEE FUTURE BENEFITS

                                         Three months ended   Nine months ended
                                               September 30,       September 30,
--------------------------------------------------------------------------------
                                             2009      2008      2009      2008
--------------------------------------------------------------------------------
Defined benefit pension plans
 Service cost                                   1         1         3         3
 Interest cost                                  4         3         9         8
 Expected return on plan assets                (3)       (3)       (7)       (9)
 Net amortization and deferral                  1         -         3         1
--------------------------------------------------------------------------------
 Net expense                                    3         1         8         3
--------------------------------------------------------------------------------
Post-retirement benefit plans
 Service cost                                   -         1         2         3
 Interest cost                                  1         1         3         4
 Amortization                                  (1)        1        (1)        1
--------------------------------------------------------------------------------
 Net expense                                    -         3         4         8
--------------------------------------------------------------------------------

Defined contribution pension plans              7         6        23        23
--------------------------------------------------------------------------------
Total expense                                  10        10        35        34
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10. FINANCIAL INSTRUMENTS

Risk management

In the normal course of business, the Company's financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company's business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings.

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders' equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at September 30, 2009 to financial instruments outstanding on that date while assuming all other variables remain constant.

Market risk

(a) Currency risk

U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings. The net U.S. dollar denominated balance in Canadian operations is $242-million. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $2-million.

Balances in non-U.S. dollar subsidiaries (in U.S.              Canadian
 dollar equivalent)                                             dollars    Euro
--------------------------------------------------------------------------------
Cash and cash equivalents                                            15      11
Accounts receivable                                                  52      14
Bank indebtedness                                                     -     (34)
Accounts payable and accrued liabilities                           (202)    (26)
--------------------------------------------------------------------------------
                                                                   (135)    (35)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 in the Canadian dollar against the U.S.

dollar would have an impact of $1-million on other comprehensive income. A $0.01 weakening in the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 in the Euro against the U.S. dollar would have an impact of $1-million on other comprehensive income. A $0.01 weakening in the Euro would have an equal but opposite impact.

(b) Commodity price risk

For natural gas derivative financial instruments outstanding at September 30, 2009, an increase of $0.10 per MMBtu would have increased net earnings by $3-million. A $0.10 decrease per MMBtu would have an equal but opposite impact.

(c) Interest rate risk

The Company's cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments.

Credit risk

There were no significant uncollectible trade receivable balances at September 30, 2009.

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At September 30, 2009, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative contracts.

Maximum credit exposure based on
 derivative financial instruments                          As at          As at
 in an asset position                               September 30,   December 31,
--------------------------------------------------------------------------------
                                                      2009   2008          2008
--------------------------------------------------------------------------------
Natural gas, power and nutrient contracts               23     43            21
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Liquidity risk

The Company's bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.

Fair values

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates their carrying value.

Marketable securities are carried at fair value and measured using information classified as Level 1 (observable inputs based on unadjusted quoted prices in active markets for identical assets).

The fair value of long-term debt is determined using information classified as Level 2 (valuation techniques based on quoted prices for similar instruments in active markets).

The fair value of derivative financial instruments is recorded at the estimated amount that the Company would receive or pay to terminate the contracts. The Company's derivative financial instruments measured at fair value on a recurring basis are measured using information classified as Level 2 (observable inputs based on quoted prices for similar assets and liabilities in active markets).

                                                           As at          As at
                                                    September 30,   December 31,
--------------------------------------------------------------------------------
                                                     2009    2008          2008
--------------------------------------------------------------------------------
Fair value of long-term debt                        1,779   1,683         1,578
Carrying value of long-term debt                    1,685   1,688         1,634
Weighted-average effective interest
 rate on long-term debt (%)                             6       6             6
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

For the following items, carrying value is equal to fair value.

                                                           As at          As at
                                                    September 30,   December 31,
--------------------------------------------------------------------------------
                                                     2009    2008          2008
--------------------------------------------------------------------------------
Marketable securities
 Investment in CF (available for sale)                107       -             -
 Other (held for trading)                               1       -             -
--------------------------------------------------------------------------------
                                                      108       -             -
--------------------------------------------------------------------------------
 Other assets (available for sale)                     27      31            27
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net fair value of held for trading                         As at          As at
 derivative financial instruments                   September 30,   December 31,
--------------------------------------------------------------------------------
                                                     2009    2008          2008
--------------------------------------------------------------------------------
Foreign exchange derivative financial
 instruments
 Accounts payable and accrued liabilities               -       -           (18)
--------------------------------------------------------------------------------
                                                        -       -           (18)
--------------------------------------------------------------------------------
Natural gas, power and nutrient
 derivative financial instruments
 Accounts receivable                                   11      12             5
 Other assets                                          12      31            16
 Accounts payable and accrued liabilities             (23)    (57)          (64)
 Other liabilities                                    (14)     (6)          (11)
--------------------------------------------------------------------------------
                                                      (14)    (20)          (54)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11. CAPITAL MANAGEMENT

The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity includes shareholders' equity. Interest coverage is the last twelve months net earnings before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

The measures of debt, equity and net earnings described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

                                                           As at          As at
                                                    September 30,   December 31,
--------------------------------------------------------------------------------
                                                     2009    2008          2008
--------------------------------------------------------------------------------
Net debt to net debt plus equity (%)                   26      36            31
Interest coverage (multiple)                          8.7    26.0          22.1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Company's revolving credit facilities require the Company maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at September 30, 2009.

Normal course issuer bid

There were no shares repurchased during the nine months ended September 30, 2009 under the Company's normal course issuer bid which expired October 5, 2009.

12. SEGMENTATION

                                   Three months ended Nine months ended
                                          September 30,        September 30,
----------------------------------------------------------------------------
                                         2009      2008      2009      2008
----------------------------------------------------------------------------
Consolidated net sales
----------------------------------------------------------------------------
Retail
 Crop nutrients                           345       588     2,091     2,087
 Crop protection products                 768       874     2,404     1,827
 Seed, services and other                 114       132       931       580
----------------------------------------------------------------------------
                                        1,227     1,594     5,426     4,494
----------------------------------------------------------------------------
Wholesale
 Nitrogen                                 260       498       953     1,460
 Potash                                   109       249       198       624
 Phosphate                                114       317       345       694
 Product purchased for resale             149       468       655       720
 Other                                     26        67       152       206
----------------------------------------------------------------------------
                                          658     1,599     2,303     3,704
----------------------------------------------------------------------------
Advanced Technologies                      60        90       209       276
Other                                    (101)     (170)     (251)     (384)
----------------------------------------------------------------------------
                                        1,844     3,113     7,687     8,090
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Consolidated inter-segment sales
----------------------------------------------------------------------------
 Retail                                     -         1         2         4
 Wholesale                                 96       154       216       334
 Advanced Technologies                      5        15        33        46
----------------------------------------------------------------------------
                                          101       170       251       384
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Consolidated net earnings
----------------------------------------------------------------------------
 Retail                                    31       121       220       534
 Wholesale                                 83       412       355     1,372

 Advanced Technologies                      -        10         9        27
 Other                                    (51)       24       (34)      (89)
----------------------------------------------------------------------------
Earnings before interest and income
 taxes (a)                                 63       567       550     1,844
Interest on long-term debt                 23        26        69        54
Other interest                              3         6        15        16
----------------------------------------------------------------------------
Earnings before income taxes (a)           37       535       466     1,774
Income taxes                               11       168       130       576
----------------------------------------------------------------------------
                                           26       367       336     1,198
----------------------------------------------------------------------------
----------------------------------------------------------------------------

(a) Net of non-controlling interests.

AGRIUM INC.
Segmentation
(Unaudited - millions of U.S. dollars)

Schedule 1

                                      Three months ended September 30
                       -----------------------------------------------------
                                                                   Advanced
                              Retail           Wholesale       Technologies
                       -----------------------------------------------------
                           2009     2008    2009      2008    2009     2008
                       -----------------------------------------------------
Net Sales - external      1,227    1,593     562     1,445      55       75
          - inter-segment     -        1      96       154       5       15
                       -----------------------------------------------------
Total net sales           1,227    1,594     658     1,599      60       90
Cost of product             973    1,178     516       946      49       65
Inventory write-down          -        -       9         -       -        -
                       -----------------------------------------------------
Gross profit                254      416     133       653      11       25
                       -----------------------------------------------------
Gross profit (%)             21       26      20        41      18       28
                       -----------------------------------------------------
                       -----------------------------------------------------
Selling expenses            200      235       9         9       1        1

EBITDA (1)                   57      148     115       439       4       17

EBIT (2)                     31      121      83       412       -       10

                                         Three months ended September 30
                       -----------------------------------------------------
                                                Other             Total
                       -----------------------------------------------------
                                            2009      2008    2009     2008
                       -----------------------------------------------------
Net Sales - external                           -         -   1,844    3,113
          - inter-segment                   (101)     (170)      -        -
                       -----------------------------------------------------

Total net sales                             (101)     (170)  1,844    3,113
Cost of product                             (100)     (124)  1,438    2,065
Inventory write-down                           -         -       9        -
                       -----------------------------------------------------
Gross profit                                  (1)      (46)    397    1,048
                       -----------------------------------------------------
Gross profit (%)                                                22       34
                       -----------------------------------------------------
                       -----------------------------------------------------
Selling expenses                              (4)       (2)    206      243

EBITDA (1)                                   (49)       35     127      639

EBIT (2)                                     (51)       24      63      567

                                          Nine months ended September 30
                         ---------------------------------------------------
                                                                   Advanced
                              Retail           Wholesale       Technologies
                         ---------------------------------------------------
                           2009     2008     2009     2008    2009     2008
                         ---------------------------------------------------
Net Sales - external      5,424    4,490    2,087    3,370     176      230
          - inter-segment     2        4      216      334      33       46
                         ---------------------------------------------------
Total net sales           5,426    4,494    2,303    3,704     209      276
Cost of product           4,433    3,296    1,782    2,196     171      214
Inventory write-down          -        -       59        -       -        -
                         ---------------------------------------------------
Gross profit                993    1,198      462    1,508      38       62
                         ---------------------------------------------------
Gross profit (%)             18       27       20       41      18       22
                         ---------------------------------------------------
                         ---------------------------------------------------
Selling expenses            671      546       26       22       4        4

EBITDA (1)                  296      592      438    1,456      22       42

EBIT (2)                    220      534      355    1,372       9       27

                                            Nine months ended September 30
                         ---------------------------------------------------
                                                 Other             Total
                         ---------------------------------------------------
                                             2009     2008    2009     2008
                         ---------------------------------------------------
Net Sales - external                            -        -   7,687    8,090
          - inter-segment                    (251)    (384)      -        -
                         ---------------------------------------------------
Total net sales                              (251)    (384)  7,687    8,090
Cost of product                              (318)    (317)  6,068    5,389
Inventory write-down                            -        -      59        -
                         ---------------------------------------------------
Gross profit                                   67      (67)  1,560    2,701
                         ---------------------------------------------------

Gross profit (%)                                                20       33
                         ---------------------------------------------------
                         ---------------------------------------------------
Selling expenses                              (10)      (6)    691      566

EBITDA (1)                                    (28)     (75)    728    2,015

EBIT (2)                                      (34)     (89)    550    1,844

(1) Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.
(2) Net earnings (loss) before interest expense and income taxes.


AGRIUM INC.
Product Lines
Three months ended September 30
(Unaudited - millions of U.S. dollars)

Schedule 2a

                                             2009
                ------------------------------------------------------------
                       Cost of          Sales   Selling   Cost of
                  Net  Product   Gross Tonnes     Price   Product    Margin
                Sales    (1)(2) Profit (000's) ($/Tonne) ($/Tonne) ($/Tonne)
               -------------------------------------------------------------
Wholesale
 Nitrogen         260      180      80    919       283       196        87
 Potash           109       53      56    273       399       194       205
 Phosphate        114      115      (1)   310       368       371        (3)
 Product
  purchased for
  resale          149      162     (13)   510       292       317       (25)
 Other             26       15      11    100
                ------------------------------------------------------------
                  658      525     133  2,112       312       249        63
                ------------------------------------------------------------

Retail (3)
 Crop nutrients   345      314      31
 Crop protection
  products        768      599     169
 Seed, services
  and other       114       60      54
                -------------------------
                1,227      973     254
                -------------------------

Advanced
 Technologies(4)
 Turf and
  ornamental       47       39       8
 Agriculture       13       10       3
                -------------------------
                   60       49      11
                -------------------------

Other
 inter-segment
 eliminations    (101)    (100)     (1)
                -------------------------

Total           1,844    1,447     397
                -------------------------
                -------------------------

                                             2008
               -------------------------------------------------------------
                      Cost of           Sales   Selling   Cost of
                 Net  Product   Gross  Tonnes     Price   Product    Margin
               Sales       (2) Profit  (000's) ($/Tonne) ($/Tonne) ($/Tonne)
               -------------------------------------------------------------
Wholesale
 Nitrogen        498      294     204     838       594       351       243
 Potash          249       47     202     380       655       123       532
 Phosphate       317      122     195     240     1,321       508       813
 Product
  purchased for
  resale         468      437      31     905       517       483        34
 Other            67       46      21     144
               -------------------------------------------------------------
               1,599      946     653   2,507       638       378       260
               -------------------------------------------------------------

Retail (3)
 Crop nutrients  588      428     160
 Crop
  protection
  products       874      683     191
 Seed, services
  and other      132       67      65
               --------------------------
               1,594    1,178     416
               --------------------------

Advanced
 Technologies(4)
 Turf and
  ornamental      51       42       9
 Agriculture      39       23      16
               --------------------------
                  90       65      25
               --------------------------
Other
 inter-segment
 eliminations   (170)    (124)    (46)
               --------------------------
Total          3,113    2,065   1,048
               --------------------------
               --------------------------

(1) Includes inventory write-down of $1-million, $7-million and $1-million in Wholesale for phosphate, product purchased for resale and other.
(2) Includes depreciation of $15-million, $5-million, $9-million and $1-million (2008 - $13-million, $5-million, $7-million and $1-million) in Wholesale for nitrogen, potash, phosphate and other, respectively.
(3) International Retail net sales were $70-million (2008 - $112-million) and gross profit was $5-million (2008 - $29-million).
(4) The current presentation has been revised from prior periods to revise the categories.

AGRIUM INC.
Product Lines
Nine months ended September 30
(Unaudited - millions of U.S. dollars)

Schedule 2b

                                                2009
               -------------------------------------------------------------
                       Cost of          Sales   Selling   Cost of
                  Net  Product   Gross Tonnes     Price   Product    Margin
                Sales    (1)(2) Profit (000's) ($/Tonne) ($/Tonne) ($/Tonne)
               -------------------------------------------------------------
Wholesale
 Nitrogen         953      636     317  2,836       336       224       112
 Potash           198       98     100    410       483       239       244
 Phosphate        345      308      37    772       447       399        48
 Product
  purchased for
  resale          655      694     (39) 2,074       316       335       (19)
 Other            152      105      47    421
               -------------------------------------------------------------
                2,303    1,841     462  6,513       354       283        71
               -------------------------------------------------------------

Retail (3)
 Crop
  nutrients     2,091    1,925     166
 Crop
  protection
  products      2,404    1,854     550
Seed, services
 and other        931      654     277
               ------------------------
                5,426    4,433     993
               ------------------------

Advanced
 Technologies(4)
 Turf and
  ornamental      147      124      23
 Agriculture       62       47      15
               ------------------------
                  209      171      38
               ------------------------
Other
 inter-segment

 eliminations    (251)    (318)     67
               ------------------------

Total           7,687    6,127   1,560
               ------------------------
               ------------------------

                                               2008
           -----------------------------------------------------------------
                                         Sales   Selling   Cost of
               Net   Cost of     Gross  Tonnes     Price   Product   Margin
             Sales Product(2)   Profit  (000's) ($/Tonne) ($/Tonne)($/Tonne)
           -----------------------------------------------------------------
Wholesale
 Nitrogen    1,460       884       576   2,860       510       309      201
 Potash        624       151       473   1,403       445       108      337
 Phosphate     694       359       335     769       902       466      436
 Product
  purchased
  for
  resale       720       654        66   1,393       517       470       47
 Other         206       148        58     514
           -----------------------------------------------------------------
             3,704     2,196     1,508   6,939       534       317      217
           -----------------------------------------------------------------

Retail (3)
 Crop
  nutrients  2,087     1,520       567
 Crop
  protection
  products   1,827     1,384       443
 Seed,
  services
  and other    580       392       188
             -------------------------
             4,494     3,296     1,198
             -------------------------

Advanced
 Technologies(4)
 Turf and
  ornamental   182       148        34
 Agriculture    94        66        28
             ---------------------------
               276       214        62
             ---------------------------

Other
 inter-segment
 eliminations (384)     (317)      (67)
             ---------------------------

Total        8,090     5,389     2,701
             ---------------------------
             ---------------------------

(1) Includes inventory write-down of $2-million, $2-million, $54-million and

    $1-million in Wholesale for nitrogen, phosphate, product purchased for resale and other.
(2) Includes depreciation of $41-million, $13-million, $22-million and $3-million (2008 - $42-million, $15-million, $21-million and $3-million) in Wholesale for nitrogen, potash, phosphate and other respectively.
(3) International Retail net sales were $120-million (2008 - $225-million) and gross profit was $14-million (2008 - $66-million).
(4) The current presentation has been revised from prior periods to revise the categories.


AGRIUM INC.
Selected Wholesale sales prices and volumes
(Unaudited)

Schedule 3

                                     Three months ended September 30
                  ----------------------------------------------------------
                                 2009                      2008
                  ----------------------------------------------------------
                   Sales Tonnes  Selling Price  Sales Tonnes  Selling Price
                         (000's)      ($/Tonne)       (000's)      ($/Tonne)
                  ----------------------------------------------------------
Nitrogen
 Domestic
  Ammonia                   202            297           204            599
  Urea                      299            289           314            751
  Other                     183            216           250            427
                  ----------------------------------------------------------
 Total domestic
  nitrogen                  684            272           768            606
 International
  nitrogen                  235            314            70            472
                  ----------------------------------------------------------
Total nitrogen              919            283           838            594
                  ----------------------------------------------------------

Potash
 Domestic                   135            488           199            647
 International              138            312           181            658
                  ----------------------------------------------------------
Total potash                273            399           380            655
                  ----------------------------------------------------------

Phosphate                   310            368           240          1,321

Product purchased
 for resale                 510            292           905            517

Ammonium sulfate             76            231            76            391

Other                        24                           68
                  ----------------------------------------------------------
Total Wholesale           2,112            312         2,507            638
                  ----------------------------------------------------------
                  ----------------------------------------------------------

                                      Nine months ended September 30
                  ----------------------------------------------------------
                                2009                       2008
                  ----------------------------------------------------------
                   Sales Tonnes  Selling Price  Sales Tonnes  Selling Price
                         (000's)      ($/Tonne)       (000's)      ($/Tonne)
                  ----------------------------------------------------------
Nitrogen
 Domestic
  Ammonia                   745            430           756            586
  Urea                    1,080            331         1,050            577
  Other                     560            247           752            379
                  ----------------------------------------------------------
 Total domestic
  nitrogen                2,385            342         2,558            522
 International
  nitrogen                  451            303           302            417
                  ----------------------------------------------------------
Total nitrogen            2,836            336         2,860            510
                  ----------------------------------------------------------

Potash
 Domestic                   188            558           753            472
 International              222            418           650            412
                  ----------------------------------------------------------
Total potash                410            483         1,403            445
                  ----------------------------------------------------------

Phosphate                   772            447           769            902

Product purchased
 for resale               2,074            316         1,393            517

Ammonium sulfate            270            239           251            335

Other                       151                          263
                  ----------------------------------------------------------
Total Wholesale           6,513            354         6,939            534
                  ----------------------------------------------------------
                  ----------------------------------------------------------


-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Todd Coakwell
Manager, Investor Relations
(403) 225-7437
www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals, Chemicals-Wholesalers and Distributors
SUBJECT:   ERN

-0-